

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

<u>Via E-Mail</u>
Lisa Harper
Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, CA 91748

      Re: Hot Topic, Inc.
               Form 10-K for Fiscal Year Ended January 28, 2012
               Filed March 21, 2012
               File No. 000-28784

Dear Ms. Harper:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and Mining